Exhibit 99.1

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross Chief Operating Officer to retire at year end

Toronto, Ontario, May 3, 2010 – Kinross announced today that Tim Baker, Executive Vice-President and Chief Operating Officer, has decided to retire, effective December 31, 2010, to pursue personal interests and spend more time with his family.

“Tim has been instrumental in transforming Kinross into one of the world’s top gold producers,” said President and CEO Tye Burt. “During his tenure, he brought four major growth projects into production, assembled a world-class global operations team, established a culture of continuous improvement and has been a tireless champion for safety, responsible mining, and our core Kinross values – all key elements of ‘The Kinross Way’. Our company, its employees, and the communities where we operate have all benefitted from his efforts, and we wish him the very best in his retirement.

“One of Tim’s legacies is the strength of the team he has assembled to manage our regions and operations. We are delighted that Tim has agreed to remain with Kinross until the end of the year, to carry on with his current responsibilities and to ensure a smooth transition following the selection of his replacement,” Mr. Burt added.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in the United States, Brazil, Chile, Ecuador and Russia, employing approximately 5,500 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and delivering future value through profitable growth opportunities.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: 416 -365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Erwyn Naidoo
Vice-President, Investor Relations
phone: 416- 365-2744
erwyn.naidoo@kinross.com

www.kinross.com